EXHIBIT 23.3

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in this Registration Statement of Rite Aid Corporation on Form S-8 of our report (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph related to significant transactions with its parent company), dated August 30, 2007, relating to the consolidated financial statements of The Jean Coutu Group (PJC) USA, Inc. and subsidiaries as of June 2, 2007 and May 27, 2006 and for each of the three fiscal years in the period ended June 2, 2007, appearing in the Current Report of Rite Aid Corporation on Form 8-K filed with the SEC on September 28, 2007, and to the reference to us under the heading "Experts" in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

October 4, 2007